UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 10, 2022

ZYNGA INC.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-35375	42-1733483
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

699 Eighth Street San Francisco, CA 94103	94103
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (855) 449-9642

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock	ZNGA	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement

Amendment to Merger Agreement

As previously disclosed, on January 9, 2022, Zynga Inc. (“Zynga”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Take-Two Interactive Software, Inc. (“Take-Two”), Zebra MS I, Inc., a direct wholly owned subsidiary of Take-Two (“Merger Sub 1”), and Zebra MS II, Inc., a direct wholly owned subsidiary of Take-Two (“Merger Sub 2”) (the “Merger Agreement”).

On March 10, 2022, the parties to the Merger Agreement executed the First Amendment to the Merger Agreement (the “Amendment”) to update the list of requisite non-U.S. antitrust approvals that are conditions to the obligation of Take-Two and Zynga to complete the transactions contemplated by the Merger Agreement to consist of the approval of the applicable antitrust regulatory authority in Turkey, Germany, Austria and the United Kingdom (if the UK Competition and Markets Authority decides to open an investigation).

The foregoing description of the Amendment, is subject to, and qualified in its entirety by, the Amendment which will be filed by Zynga with the U.S. Securities and Exchange Commission.

Additional Information and Where to Find It

This communication relates to a proposed business combination of Take-Two and Zynga. In connection with the proposed business combination Take-Two filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), that includes a joint proxy statement/prospectus. The registration statement on Form S-4, including the joint proxy statement/prospectus, provides details of the proposed combination and the attendant benefits and risks. The definitive joint proxy statement/prospectus (when available) and will be delivered to Take-Two’s and Zynga’s respective stockholders. This communication is not a substitute for the registration statement on Form S-4, including the joint proxy statement/prospectus, or any other document that Take-Two or Zynga may file with the SEC or send to their respective stockholders in connection with the proposed combination. Investors and security holders are urged to read the registration statement on Form S-4, including the definitive joint proxy statement/prospectus, and all other relevant documents filed with the SEC or sent to Take-Two’s or Zynga’s stockholders as they become available because they will contain important information about the proposed combination. All documents, when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Take-Two’s Investor Relations department at contact@take2games.com; or by contacting Zynga’s Investor Relations department at investors@zynga.com. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Participants In The Solicitation

Take-Two, Zynga and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies in connection with the proposed business combination. Information about Take-Two’s directors and executive officers is available in Take-Two’s proxy statement dated July 27, 2021 for its 2021 Annual Meeting of Stockholders. Information about Zynga’s directors and executive officers is available in Zynga’s proxy statement dated April 5, 2021 for its 2021 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the registration statement on Form S-4, including the joint proxy statement/prospectus, and all other relevant materials to be filed with the SEC regarding the proposed combination. Investors should read the registration statement on Form S-4, including the definitive joint proxy statement/prospectus (when available) carefully before making any voting or investment decisions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ZYNGA INC.

Date: March 11, 2022	By:	/s/ Phuong Phillips
Phuong Phillips
Chief Legal Officer and Secretary